[Letterhead of TreeHouse Foods, Inc.]

May 13, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	TreeHouse Foods, Inc. Registration Statement on Form 10 Filed March 30, 2005 File No. 000-51231

Ladies and Gentlemen:

      TreeHouse Foods, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form 10 filed with the Securities and Exchange Commission on March 30, 2005 on EDGAR form type 10-12G (Accession No. 0000950133-05-001379) (the “Original Form 10”). As discussed with the Staff, the Registrant has today refiled its registration statement on Form 10 on EDGAR form type 10-12B (the “New Form 10”). The purpose of the withdrawal of the Original Form 10 and refiling of the New Form 10 is to effect a change of the registration from Section 12(g) to Section 12(b) of the Securities Exchange Act of 1934, as amended. The Company has been advised by the Staff that withdrawing the Original Form 10 and refiling the New Form 10 will not restart the Staff’s comment period; therefore, simultaneously with the New Form 10 filing, the Registrant submitted responses to the Staff’s comments contained in its letter dated April 29, 2005.

      Please forward any questions regarding this application to Erika L. Robinson of Wilmer Cutler Pickering Hale and Dorr LLP at (202) 663-6402.

TreeHouse Foods, Inc.
By:	/s/ Thomas E. O'Neill
Thomas E. O'Neill
Senior Vice President, General Counsel and Chief Administrative Officer